UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07005256

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 47639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
8-47639
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 W. Dry Creek Circle, Suite 575
(No. and Street)

Littleton (City) Colorado (State) 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wickersham (303) 797-9080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaspers + Hall, PC
(Name – *if individual, state last, first, middle name*)

9175 East Kenyon Avenue, Suite 100 (Address) Denver, (City) CO (State) 80237 (Zip Code)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
BETTY J. VON TERSCH
STATE OF COLORADO
My Comm. Expires 1/24/2011

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Net Capital 17a-11** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: THE LEADERS GROUP, INC. [0013]

SEC File Number: 8- 47639 [0014]

Address of Principal Place of Business: 26 W. DRY CREEK CIRCLE [0020]

LITTLETON [0021] CO [0022] 80120-4475 [0023]

Firm ID: 37157 [0015]

For Period Beginning 01/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DAVID R. WICKERSHAM, PRESIDENT [0030] Phone: 303-797-9080 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 6 2007
WASH. D.C.
185

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	702,898 [0200]		702,898 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	15,616 [0300]	10,000 [0550]	25,616 [0810]
3.	Receivables from non-customers	26,567 [0355]	273,476 [0600]	300,043 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	16,225 [0735]	16,225 [0930]
12. **TOTAL ASSETS**	745,081 [0540]	299,701 [0740]	1,044,782 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	145,014 [1155]	[1355]	145,014 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	142,408 [1205]	[1385]	142,408 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

[1010]

D.	**Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E.	**Accounts and other borrowings not qualified for net capital purposes**	[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**	287,422 [1230]	0 [1450]	287,422 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
A.	**Preferred stock**	[1791]
B.	**Common stock**	2,000 [1792]
C.	**Additional paid-in capital**	12,000 [1793]
D.	**Retained earnings**	743,360 [1794]
E.	**Total**	757,360 [1795]
F.	**Less capital stock in treasury**	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	757,360 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	1,044,782 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
12/01/2006 [3932]	12/31/2006 [3933]	1 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	137,145 [3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	137,145 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	17,709,733 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	1,059,020 [3995]
9.	Total revenue	18,905,898 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		365,881 [4120]
11.	Other employee compensation and benefits		1,667,925 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		281,225 [4195]
15.	Other expenses		16,526,989 [4100]
16.	Total expenses		18,842,020

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		63,878 [4210]
18.	Provision for Federal Income taxes (for parent only)		16,408 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		47,470 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 53595 [4335A]	LEGENT CLEARING [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 757,360 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 757,360 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 757,360 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 299,701 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -299,701 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 457,659 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			457,659 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	296,568 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	296,568 [3760]
14. Excess net capital (line 10 less 13)	161,091 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	12,806 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			287,422 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			
	Potential Judgment	4,161,101	

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	4,161,101 [3820]	4,161,101 [3830]

19.	Total aggregate indebtedness	4,448,523 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 972 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		709,890 [4240]
	A. Net income (loss)		47,470 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		757,360 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

THE LEADERS GROUP, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2006

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

THE LEADERS GROUP, INC.

TABLE OF CONTENTS

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

9175 East Kenyon Ave, Suite 100
Denver, CO 80237
303-796-0099

To the Board Of Directors of
The Leaders Group, Inc.
Denver, Colorado

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. as of December 31, 2006 and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The December 31, 2005 financial statements of The Leaders Group, Inc., were audited by another auditor. That auditor expressed an unqualified opinion on those financial statements in his report dated February 17, 2006.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jaspers + Hall, PC

February 16, 2007

THE LEADERS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31,

	2006	2005
ASSETS		
Cash	$ 702,898	$ 1,008,157
Clearing Deposit Receivable	25,616	25,000
Commissions Receivable	300,045	236,069
Total Current Assets	1,028,559	1,269,226
Other Assets - Deposits	16,223	46,895
Total Assets	$ 1,044,782	$ 1,316,121
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Current Liabilities		
Accounts Payable	$ 126,000	$ 276,707
Income Taxes Payable	16,408	13,264
Commissions Payable	145,014	316,260
Total Liabilities	287,422	606,231
STOCKHOLDER'S EQUITY:		
Common Stock, $.10 par value, 20,000 shares authorized and outstanding	2,000	2,000
Additional Paid-In Capital	12,000	12,000
Retained Earnings	743,360	695,890
Total Stockholder's Equity	757,360	709,890
Total Liabilities and Stockholder's Equity	$ 1,044,782	$ 1,316,121

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31,

	2006	2005
Revenues - Commissions and Consulting	$ 18,897,910	$ 20,101,792
Operating Expenses:		
Commissions	14,680,516	15,805,096
Payroll Expense	2,033,806	2,262,373
Insurance	777,569	736,710
Management Fee	300,000	360,000
Licenses and Permits	281,225	280,936
Professional Fees	191,517	51,035
Consulting Expense	128,000	23,300
Travel & Entertainment	125,480	112,750
Rent	78,016	115,761
Garnishment	45,546	-
Office Supplies	39,194	15,488
Telephone	34,480	31,343
Software Development	30,411	-
Dues and Subscriptions	21,408	19,377
Software LIcense	18,900	17,933
Postage and Delivery	16,719	9,654
Equipment expense	9,753	17,229
Bank Service Charges	6,908	4,715
Equipment Lease	4,482	1,176
Repairs	4,476	919
Reference Materials	4,275	275
Printing and Reproduction	3,896	2,947
Supplies	953	-
Settlement	949	102,000
Advertising	800	-
Training	591	6,672
Marketing	531	59,712
Charity	500	-
Taxes	418	1,062
Penalty	408	-
Interest Expense	293	-
Depreciation Expense	-	405
Equipment Rental	-	1,397
Meetings	-	15,685
Website expense	-	385
Total Operating Expenses	18,842,020	20,056,335
Income From Operations	55,890	45,457
Other Income - Interest	7,988	6,045
Income Before Income Taxes	63,878	51,502
Provision For Income Taxes	16,408	13,264
Net Income	$ 47,470	$ 38,238
Net Income Per Share	$ 2.37	$ 1.91

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31,

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2005	$ 2,000	$ 12,000	$ 657,652	$671,652
Net Income	-	-	38,238	38,238
Balance, December 31, 2005	2,000	12,000	695,890	709,890
Net Income	-	-	47,470	47,470
Balance, December 31, 2006	$ 2,000	$ 12,000	$ 743,360	$757,360

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 47,470	$ 38,238
Adjustments to reconcile Net Income (Loss) to net cash provided (used) by operating activities:		
Depreciation	-	405
Change in certain Assets and Liabilities:		
(Increase) in Commissions Receivable	(63,976)	(144,151)
(Increase) Decrease in Deposits	30,056	(40,796)
(Decrease) Increase in Accounts Payable	(150,707)	86,707
(Decrease) Increase in Taxes Payable	3,144	(2,828)
(Decrease) in Commissions Payable	(171,246)	(208,411)
Net Cash Provided (Used) by Operating Activities	(305,259)	(270,836)
Net Increase (Decrease) in Cash	(305,259)	(270,836)
Cash, Beginning of Period	1,008,157	1,278,993
Cash, End of Period	$ 702,898	$ 1,008,157

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2006	2005
Cash paid during the year for income taxes	$ 13,264	$ 16,092
Cash paid during the year for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

NOTE 1 - ORGANIZATION

The Leaders Group, Inc. (TLG or the Company) is owned 100% by David R. Wickersham and was incorporated under the laws of the State of Delaware in July, 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals. TLG was originally owned by D.E. Frey Group, Inc. In January 1995,SunAmerica Securities, Inc. acquired 100% of he equity ownership of TLG. Wickersham and Janney purchased all issued and outstanding stock of TLG as of July 10, 1995. On May 21, 1999,David R.Wickersham purchased all of the stock owned by Larry K. Janney from the Larry K. Janney Estate. The Company is currently owned by Wickersham Family Investment LLLP.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD) . This is a self-regulating body formed by the industry to protect its members and the investing public.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker—dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions - Proprietary securities transactions in regular—way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions - Commissions and related clearing expenses are recorded on a trade—date basis as securities transactions occur.

Statement of Cash Flows - For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Deferred Compensation - No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. There are no provisions for salaried personnel.

Property and Equipment - Property and equipment are carried at cost and additions are capitalized if theyt exceed the capitalization threshold of $5,000. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized and depreciated over the estimated life of the asset. Gain or loss on retirement of property is included in income.

Estimates - The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is periodically involved in legal actions or administrative proceedings arising in the normal course of business. At December 31, 2006 management is not aware of any material claims against the Company, either actual or threatened except for the following:

In 2006, the Company was subject to a judgment in a civil action for $3.8 million plus interest accruing at 4.99% (balance at December 31, 2006 of $4,161,101). The judgment was appealed by the Company and is currently stayed pending the outcome of the appeal. The Company is also involved in arbitration with its insurance provider in which the Company is seeking coverage and additional money damages. Due to the uncertain nature of the outcome of the above mentioned actions, no liability has been accrued in financial statements.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker— dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter—party.

Lease

On April 21, 2001 The Leaders Group, Inc. entered into a lease with WXI/MCN Real Estate Limited Partnership for Suite No. 575 in the office building commonly known as the Kellogg Office Building, 26 West Dry Creek Circle, Littleton, Colorado. The lease was for sixty—one (61) months which commenced on August 1, 2001 and ended on August 30, 2006. A first amendment was signed effective September 1, 2006 through December 31, 2013 which provides for the following payments:

2007—$84,572
2008—$86,740
2009—$88,908
2010—$91,077
2011—$33,246
2012—$95,414
2013—$97,583

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company paid management fees of $300,000 in 2006 and $360,000 in 2005 to Wickersham Management Corp., a wholly owned corporation of David Wickersham.

The Company also paid Wickersham Management Corp. consulting fees of $110,000 during 2006

NOTE 5 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2)vi, the Company is required to maintain a minimum net capital of $50,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1,500% of its net capital. As of December 31, 2006 the Company had net capital of $757,545. This was an excess of its required net capital of $50,000 at December 31, 2006. The Company's net capital ratio was 35.8% as of December 31, 2006.

NOTE 6 - PROVISION FOR INCOME TAXES

Provision for income taxes amounted to $16,408 for 2006 (an effective rate of 26%) and $13,264 for 2005 (an effective rate of 27%) .

NOTE 7 - FINANCIAL INSTRUMENTS

The Company maintains checking accounts at two banks. At December 31, 2006 the Company's balance was in excess of the insured balance. The Company does not believe these funds are at risk.

NOTE 8 - EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at December 31, 2006. The Company had no other debt at December 31, 2006.

NOTE 10 - CAPITAL STOCK

A summary of the Company's capital stock at December 31, 2006 is as follows:
Common stock - $.lO per value
Authorized —— 10,000 shares
Issued and outstanding — 10,000 shares

NOTE 11 - PROFIT SHARING PLAN—401(K)

On March 1, 2001 the Company adopted the HRC/SVL, LLC 401(k) Profit Sharing Plan and Trust and notice was given to the employees. Eligibility requirements are that the participant is age 21 or older and has 90 days of employment. The employer will make a safe harbor matching contribution on the 401(k) plan of 3% of compensation on salary deferrals and then fifty—cents on the dollar matching on the next 2% of 401(k) salary deferrals. Vesting is determined by length of service and becomes 100% vested after six (6) years. Withdrawals can be made when the participant separates from service, becomes disabled of attains the age of 50. 401(k) deferrals can be made up to 15% of participant's compensation. Company is not obligated to make a profit sharing contribution.

NOTE 12 - RECLASSIFICATIONS

Certain reclassifications were made to the 2005 financial statements to conform to the 2006 presentation.

SUPPLEMENTARY INFORMATION

THE LEADERS GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF SECURITIES AND EXCHNGE COMMISSION
December 31, 2006

Stockholders' Equity	$ 757,360
Less Non-Allowable Assets	299,701
Net Capital	$ 457,659
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 296,568
Net Capital in excess of amount required	$ 161,091
Aggregate Indebtedness	$ 271,104
Excess Net Capital at 1000%	$ 12,806
Ratio of Aggregate Indebtedness to Net Capital	59.2%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5)	
Net Capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 757,545
Detail adjustments:	
Accounts Receivable	-
Notes Receivable	-
Office Equipment	-
Accounts Payable and Accrued Liabilities	-
Notes Receivable	-
Other Adjustments	-
Net Capital, as adjusted	$ 757,545
Aggregate Indebtedness, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 287,422
Detail adjustments:	
Judgement - Appealed	4,161,101
Accounts Payable and Accrued Liabilities	-
Aggregate Indebtedness, as adjusted	$4,448,523

See the accompanying independent auditors' report.

THE LEADERS GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2006

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

THE LEADERS GROUP, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

The Company does not hold customer funds or customer securities and consequently qualifies for exemption under the provisions of the Rule.

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

9175 East Kenyon Ave, Suite 100
Denver, CO 80237
303-796-0099

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board Of Directors of
The Leaders Group, Inc.
Denver, Colorado

In planning and performing our audits of the financial statements of The Leaders Group, Inc. (the "Company") as of and for the year ended December 31, 2006 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jayes + Hall, PC

February 16, 2007

END